PENNANTPARK INVESTMENT CORPORATION

590 MADISON AVENUE, 15TH FLOOR

NEW YORK, NY 10022

January 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley and Megan F. Miller

Re:	PennantPark Investment Corporation

Registration Statement on Form N-2

File Number 333-230014

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PennantPark Investment Corporation (the “Company”) respectfully requests acceleration of the effective date of Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (Registration No. 333-230014) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:30 p.m. on Thursday, January 30, 2020, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (617) 728-7120, and that such effectiveness also be confirmed in writing.

Very truly yours,

PennantPark Investment Corporation

By: /s/ Aviv Efrat

Name: Aviv Efrat

Title:   Chief Financial Officer